March 19, 2019

Chaslav Radovich
President and Director
Centaurus Diamond Technologies, Inc.
1000 W. Bonanza Rd.
Las Vegas, Nevada 89106

       Re: Centaurus Diamond Technologies, Inc.
           Form 10-K for Fiscal Year Ended March 31, 2018
           Filed December 4, 2018
           Form 10-Q for Fiscal Quarter Ended December 31, 2018
           Filed February 21, 2019
           File No. 000-53286

Dear Mr. Radovich:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2018

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your audit report is not dated. Please have your auditors revise their report to include the date of their opinion. Please refer to PCAOB Auditing Standards 3101.10.
Exhibits

2.    Please revise the exhibits 31.1 and 31.2 in your filing to provide
Section 302 Certification
      with signatory that matches the individual's name in the body of the certification. The certification should be signed by your principal executive officer or the principal financial officer (or persons performing similar functions) at the time of filing of the report. Refer to Item 601(b)(31) of Regulation S-K.
 Chaslav Radovich
Centaurus Diamond Technologies, Inc.
March 19, 2019
Page 2
3. You reference to the Forms 10-K for the years ended March 31, 2017 and 2015 in your
         Section 906 Certification filed as exhibit 32.1. Please amend your filing to provide a certification that refers to the correct periodic report. Similarly, please amend your Form
         10-Q for the quarter ended December 31, 2018. Please also confirm that Leroy Delisle was your principal executive officer (or persons performing similar functions) at the time of filing of the report.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.



                                                               Sincerely,
FirstName LastNameChaslav Radovich
                                                               Division of
Corporation Finance
Comapany NameCentaurus Diamond Technologies, Inc.
                                                               Office of
Beverages, Apparel and
March 19, 2019 Page 2                                          Mining
FirstName LastName